EXHIBIT 99.1

Hydro and Statkraft to build gas-fired power plant at Karsto

Statkraft SF and Norsk Hydro ASA, the owners of Naturkraft AS, have agreed to proceed and realize their plans to build a gas-fired power plant at Karsto.

The intended plant will be based on the best available technology with regard to the environment, safety and efficiency. The new gas-fired plant will be the most modern and environmentally-friendly in Europe.

Karsto is a very suitable location for a profitable, Norwegian gas-fired power plant. The plan is to construct a plant with a production capacity of roughly 400 MW, which at full capacity utilization will represent an annual production of some 3 TWh. This will provide an increase in Norwegian electricity supplies of approximately 2.5 percent.

Gas-fired power will boost the Norwegian energy balance and help reduce the need for imported power. The project will therefore help reduce overall emissions of greenhouse gases.

Design work will commence and invitations to tender be sent out immediately with a view to adopting the final investment resolution by summer 2005, so that the plant can come on stream in 2007.

The total investment amount for the project is estimated to be somewhat more than NOK 2 billion. Some 500 to 600 persons will be involved in the construction phase. Once operative, the plant will employ around 30 people.

The authorities licensed Naturkraft in 1997 to build a gas-fired power plant at Karsto.

Contacts:

Idar Eikrem
Telephone(+47) 22 53 32 73
Cellular(+47) 95 02 83 63
Idar.Eikrem@hydro.com

Tor Steinum
Telephone(+47) 22 53 27 31
Cellular(+47) 95 08 39 33
Tor.Steinum@hydro.com

****